UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PUROFLOW INCORPORATED
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(Exact Name of Registrant as Specified in its Charter)

Delaware	13-1947195
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(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Church Street
Suite 302
Rockville, Maryland	20850
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(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the	If this Form relates to the
registration of a class of securities	registration of a class of securities
pursuant to Section 12(b) of the	pursuant to Section 12(g) of the
Exchange Act and is effective	Exchange Act and is effective
pursuant to General Instruction	pursuant to General Instruction
A.(c), please check the following	A.(d), please check the following
box. [x]	box. [ ]

Securities Act registration statement file number to which this form relates: ________________

                                                                                                                                    (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
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Common Stock, $.15 par value per share	Boston Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
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(Title of Class)

ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

DESCRIPTION OF CAPITAL STOCK

            The authorized capital stock of the Company consists of 12,000,000 shares of common stock, $.15 par value (the "Common Stock"), and 500,000 shares of preferred stock, $.10 par value (the "Preferred Stock").  Of the 500,000 shares of Preferred Stock, 25,000 shares have been designated as Series A Junior Participating Preferred Stock (the "Series A Junior Preferred").  As of July 31, 2003, there were approximately 1,798,100 shares of Common Stock outstanding, and no shares of Series A Junior Preferred or any other series or class of Preferred Stock outstanding.

COMMON STOCK

            Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors.  In the event of liquidation, dissolution or winding up of the Company, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders.  There are no preemptive rights or redemption or sinking fund provisions applicable to the Common Stock.  All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

Preferred Stock Generally

            The Board of Directors has the authority, without further action by the stockholders, to issue the authorized shares of Preferred Stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, dividend rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series.  Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

Series A Junior Preferred

            The Certificate of Designation, Preferences and Rights (the "Certificate of Designation") of Series A Junior Preferred provides the following:

            The Series A Junior Preferred shall rank junior to all other series of the Company's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

            Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the Series A Junior Preferred, the holders of shares of Series A Junior Preferred in preference to the holders of shares of the Common Stock and any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available, quarterly dividends payable in cash, in an amount per share equal to the greater of (a) $1.00 or (b) 66.67 (subject to adjustment on account of stock dividends, stock splits, reverse stock splits and like transactions) times the aggregate per share amount of all cash dividends, and 66.67 (subject to adjustment on account of stock dividends, stock splits, reverse stock splits and like transactions) times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, declared on the Common Stock since the immediately preceding quarterly dividend payment date.  So long as any shares of the Series A Junior Preferred are outstanding, no dividends or other distributions shall be declared, paid or distributed on the Common Stock, unless, in each case, the dividend required to be declared on the Series A Junior Preferred shall have been declared.

            Each share of Series A Junior Preferred shall entitle the holder thereof to 66.67 votes (subject to adjustment on account of stock dividends, stock splits, reverse stock splits and like transactions) on all matters submitted to a vote of the stockholders of the Company.  Except as otherwise provided in the Certificate of Designations or required by law, the holders of shares of Series A Junior Preferred and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.  If at any time dividends on any Series A Junior Preferred shall be in arrears in an amount equal to at least six (6) full quarterly dividends (whether or not consecutive), then, until such time when all accrued and unpaid dividends on all shares of Series A Junior Preferred have been declared and paid or set apart for payment, all holders of Preferred Stock (including holders of Series A Junior Preferred) with dividends in arrears in an amount equal to at least six (6) full quarterly dividends (whether or not consecutive), voting as a class, irrespective of series, shall have the right, in the manner and subject to the conditions set forth in the Certificate of Designations, to elect two (2) Directors.

            In addition, whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Preferred are in arrears, thereafter and until all accrued and unpaid dividends and distributions shall have been paid in full, the Company shall not (i) declare or pay dividends on, make any other distribution on, or redeem or purchase any shares of stock ranking junior to the Series A Junior Preferred; (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity with the Series A Junior Preferred (except dividends paid ratably on the Series A Junior Preferred and such parity stock); (iii) redeem or purchase shares of any stock ranking on a parity with the Series A Junior Preferred (provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior to the Series A Junior Preferred); or (iv) purchase or otherwise acquire any shares of Series A Junior Preferred or any shares of stock ranking on a parity with the Series A Junior Preferred except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as the Board of Directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

            Upon any liquidation, dissolution or winding up of the Company, no distribution shall be made to the holders of shares of stock ranking junior to the Series A Junior Preferred unless, prior thereto, the holders of shares of Series A Junior Preferred shall have received per share, the amount of $1.00, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference").  Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Preferred unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 66.67 (subject to adjustment on account of stock dividends, stock splits, reverse stock splits and like transactions).  Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Preferred and Common Stock, respectively, holders of Series A Junior Preferred and holders of Common Stock shall receive their ratable and proportionate share of the remaining assets of the Company to be distributed in the ratio of 66.67 (subject to adjustment on account of stock dividends, stock splits, reverse stock splits and like transactions) to 1 with respect to such Preferred Stock and Common Stock on a per share basis, respectively.

            The Series A Junior Preferred is not redeemable.

            Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue shares of Series A Junior Preferred.  This could adversely affect the voting power and other rights of the holders of Common Stock.

REGISTRATION RIGHTS

            On April 29, 2003, the Company sold 1,303,974 shares of its common stock (the "Private Placement Common Stock") in a private placement to a group of accredited investors (the "Private Placement").  In connection with the Private Placement, the Company entered into a Registration Rights Agreement with the purchasers of the Private Placement Common Stock.  Pursuant to the terms of the Registration Rights Agreement, not later than 180 days after the closing of the Private Placement, the Company shall file a shelf registration statement relating to the resale of the Private Placement Common Stock.  Additionally, if the Company shall register for sale for cash any of its Common Stock, for its own account or for the account of others, other than certain registrations relating primarily to a registration solely to employee benefit plans or securities issued or issuable to employees or consultants, or any of their families, the Company shall promptly give notice to the holders of the Private Placement Common Stock, and shall include in such registration, all of the Private Placement Common Stock, whose holders notified the Company by a written request of their desire to be included in such a registration.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

            The Company is subject to the provisions of Section 203 of the Delaware General Company Law.  In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested" stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent).  A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder.  For purposes of Section 203, an "interested" stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

            The Company's Certificate of Incorporation, as amended, allows the Board of Directors to issue Preferred Stock in one or more series with such voting rights and other provisions as the Board of Directors may determine, and allows the Board of Directors to issue shares of Series A Junior Preferred with voting and other rights that are superior to the rights of the holders of the Common Stock.  In addition, the Company's stock option plans provide for full or partial acceleration of vesting of options granted under such plans in the event of certain transactions which result in a change in control of the Company.  These provisions may be deemed to have a potential anti-takeover effect and may delay or prevent a change of control of the Company.

ITEM 2.           EXHIBITS

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.	Description
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3.1

Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 15, 1991, Registration No. 33-43228).

3.1.1	Certificate of Amendment of Certificate of Incorporation of the Registrant dated October 17, 1995 (filed herewith).
3.1.2	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant dated June 3, 1999 (filed herewith).
3.1.3	Certificate of Amendment of Certificate of Incorporation of the Registrant dated September 26, 2001 (filed herewith).
3.2

Bylaws of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 15, 1991, Registration No. 33-43228).

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PUROFLOW INCORPORATED

/s/ Rainer Bosselmann
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Rainer Bosselmann
Chairman of the Board

Dated:  August 1, 2003

EXHIBIT INDEX

Exhibit No.	Description
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3.1

Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 15, 1991, Registration No. 33-43228).

3.1.1	Certificate of Amendment of Certificate of Incorporation of the Registrant dated October 17, 1995 (filed herewith).
3.1.2	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant dated June 3, 1999 (filed herewith).
3.1.3	Certificate of Amendment of Certificate of Incorporation of the Registrant dated September 26, 2001 (filed herewith).
3.2

Bylaws of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 15, 1991, Registration No. 33-43228).